SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 1, 2019

List of materials

Documents attached hereto:

i) Press release: _______________________________________________________

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2018
And
Outlook for the Fiscal Year Ending March 31, 2019

February 1, 2019
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended December 31)	F-2
Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-2
Consolidated Statements of Income (Nine months ended December 31)	F-3
Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-3
Consolidated Statements of Cash Flows (Nine months ended December 31)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders’ Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2019	1

Outlook for the Fiscal Year Ending March 31, 2019	1

Cautionary Statement	3

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
		(Millions of yen)
	March 31	December 31	Change from
ASSETS	2018	2018	March 31, 2018
Current assets:
Cash and cash equivalents	¥1,586,329	¥1,480,816		¥-105,513
Marketable securities	1,176,601	1,199,327		+22,726
Notes and accounts receivable, trade and contract assets	1,061,442	1,390,671		+329,229
Allowance for doubtful accounts	(48,663)	(24,597)		+24,066
Inventories	692,937	676,051		-16,886
Other receivables	190,706	240,516		+49,810
Prepaid expenses and other current assets	516,744	518,748		+2,004
Total current assets	5,176,096	5,481,532		+305,436
Film costs	327,645	414,428		+86,783
Investments and advances:
Affiliated companies	157,389	161,630		+4,241
Securities investments and other	10,598,669	11,290,479		+691,810
	10,756,058	11,452,109		+696,051
Property, plant and equipment:
Land	84,358	84,382		+24
Buildings	655,434	686,003		+30,569
Machinery and equipment	1,798,722	1,859,793		+61,071
Construction in progress	38,295	29,640		-8,655
	2,576,809	2,659,818		+83,009
Less-Accumulated depreciation	1,837,339	1,902,028		+64,689
	739,470	757,790		+18,320
Other assets:
Intangibles, net	527,168	924,399		+397,231
Goodwill	530,492	762,408		+231,916
Deferred insurance acquisition costs	586,670	594,940		+8,270
Deferred income taxes	96,772	201,326		+104,554
Other	325,167	333,208		+8,041
	2,066,269	2,816,281		+750,012
Total assets	¥19,065,538	¥20,922,140	¥	+1,856,602
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥496,093	¥674,962	¥	+178,869
Current portion of long-term debt	225,522	167,326		-58,196
Notes and accounts payable, trade	468,550	597,499		+128,949
Accounts payable, other and accrued expenses	1,514,433	1,752,074		+237,641
Accrued income and other taxes	145,905	208,652		+62,747
Deposits from customers in the banking business	2,159,246	2,280,654		+121,408
Other	610,792	660,819		+50,027
Total current liabilities	5,620,541	6,341,986		+721,445

Long-term debt	623,451	549,045		-74,406
Accrued pension and severance costs	394,504	385,540		-8,964
Deferred income taxes	449,863	484,334		+34,471
Future insurance policy benefits and other	5,221,772	5,520,203		+298,431
Policyholders’ account in the life insurance business	2,820,702	2,902,319		+81,617
Other	278,338	283,095		+4,757
Total liabilities	15,409,171	16,466,522		+1,057,351
Redeemable noncontrolling interest	9,210	8,490		-720
Equity:
Sony Corporation’s stockholders’ equity:
Common stock	865,678	873,283		+7,605
Additional paid-in capital	1,282,577	1,267,200		-15,377
Retained earnings	1,440,387	2,257,739		+817,352
Accumulated other comprehensive income	(616,746)	(612,749)		+3,997
Treasury stock, at cost	(4,530)	(4,670)		-140
	2,967,366	3,780,803		+813,437
Noncontrolling interests	679,791	666,325		-13,466
Total equity	3,647,157	4,447,128		+799,971
Total liabilities and equity	¥19,065,538	¥20,922,140	¥	+1,856,602

Consolidated Statements of Income
	(Millions of yen, per share amounts)
	Three months ended December 31
	2017	2018	Change
Sales and operating revenue:
Net sales	¥2,279,714	¥2,220,123		¥-59,591
Financial services revenue	371,498	161,630		-209,868
Other operating revenue	21,105	20,052		-1,053
	2,672,317	2,401,805		-270,512
Costs and expenses:
Cost of sales	1,607,962	1,581,376		-26,586
Selling, general and administrative	415,532	430,025		+14,493
Financial services expenses	315,404	123,756		-191,648
Other operating income, net	(13,119)	(112,809)		-99,690
	2,325,779	2,022,348		-303,431

Equity in net income (loss) of affiliated companies	4,299	(2,469)		-6,768

Operating income	350,837	376,988		+26,151

Other income:
Interest and dividends	3,519	6,436		+2,917
Gain on sale of securities investments, net	833	–		-833
Foreign exchange gain, net	–	5,085		+5,085
Other	1,531	1,927		+396
	5,883	13,448		+7,565

Other expenses:
Interest	3,536	3,510		-26
Loss on devaluation of securities investments	1,324	–		-1,324
Loss on equity securities, net	–	44,777		+44,777
Foreign exchange loss, net	5,888	–		-5,888
Other	2,853	1,619		-1,234
	13,601	49,906		+36,305

Income before income taxes	343,119	340,530		-2,589

Income taxes	28,234	(100,723)		-128,957

Net income	314,885	441,253		+126,368

Less - Net income attributable to noncontrolling interests	18,988	12,291		-6,697

Net income attributable to Sony Corporation’s stockholders	¥295,897	¥428,962	¥	+133,065

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥234.08	¥337.97	¥	+103.89
— Diluted	228.91	330.77		+101.86

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended December 31
	2017	2018	Change

Net income	¥314,885	¥441,253	¥	+126,368

Other comprehensive income, net of tax –
Unrealized gains on securities	11,688	24,986		+13,298
Unrealized gains (losses) on derivative instruments	(79)	326		+405
Pension liability adjustment	2,365	2,342		-23
Foreign currency translation adjustments	3,655	(36,160)		-39,815

Total comprehensive income	332,514	432,747		+100,233

Less - Comprehensive income attributable to noncontrolling interests	21,603	20,634		-969

Comprehensive income attributable to Sony Corporation’s stockholders	¥310,911	¥412,113	¥	+101,202

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Nine months ended December 31
	2017	2018	Change
Sales and operating revenue:
Net sales	¥5,573,273	¥5,632,057	¥	+58,784
Financial services revenue	950,292	846,363		-103,929
Other operating revenue	69,396	59,769		-9,627
	6,592,961	6,538,189		-54,772

Costs and expenses:
Cost of sales	3,957,700	3,916,607		-41,093
Selling, general and administrative	1,159,190	1,176,915		+17,725
Financial services expenses	810,967	728,246		-82,721
Other operating income, net	(40,131)	(99,751)		-59,620
	5,887,726	5,722,017		-165,709

Equity in net income (loss) of affiliated companies	7,441	(4,667)		-12,108

Operating income	712,676	811,505		+98,829

Other income:
Interest and dividends	16,556	15,741		-815
Gain on sale of securities investments, net	1,479	–		-1,479
Gain on equity securities, net	–	79,937		+79,937
Foreign exchange gain, net	–	1,174		+1,174
Other	2,529	4,121		+1,592
	20,564	100,973		+80,409
Other expenses:
Interest expenses	10,782	10,704		-78
Loss on devaluation of securities investments	1,803	–		-1,803
Foreign exchange loss, net	25,154	–		-25,154
Other	4,923	2,760		-2,163
	42,662	13,464		-29,198

Income before income taxes	690,578	899,014		+208,436

Income taxes	138,481	33,767		-104,714

Net income	552,097	865,247		+313,150

Less - Net income attributable to noncontrolling interests	44,477	36,837		-7,640

Net income attributable to Sony Corporation’s stockholders	¥507,620	¥828,410	¥	+320,790

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥401.76	¥653.09	¥	+251.33
— Diluted	393.05	638.89		+245.84

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Nine months ended December 31
	2017	2018	Change

Net income	¥552,097	¥865,247	¥	+313,150

Other comprehensive income, net of tax –
Unrealized gains on securities	7,030	3,920		-3,110
Unrealized gains on derivative instruments	150	1,241		+1,091
Pension liability adjustment	7,009	7,085		+76
Foreign currency translation adjustments	33,742	4,305		-29,437

Total comprehensive income	600,028	881,798		+281,770

Less - Comprehensive income attributable to noncontrolling interests	48,959	33,865		-15,094

Comprehensive income attributable to Sony Corporation’s stockholders	¥551,069	¥847,933	¥	+296,864

Consolidated Statements of Cash Flows
	(Millions of yen)
	Nine months ended December 31
	2017	2018
Cash flows from operating activities:
Net income	¥552,097	¥865,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	258,187	278,405
Amortization of film costs	259,709	232,138
Accrual for pension and severance costs, less payments	3,948	(5,601)
Other operating income, net	(40,131)	(99,751)
(Gain) loss on securities investments, net (other than financial services business)	324	(80,130)
(Gain) loss on marketable securities and securities investments held in the financial services business, net	(109,675)	43,780
Deferred income taxes	(4,551)	(150,648)
Equity in net (income) loss of affiliated companies, net of dividends	(2,125)	7,628
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(488,285)	(290,046)
(Increase) decrease in inventories	(88,954)	7,252
Increase in film costs	(279,082)	(296,276)
Increase in notes and accounts payable, trade	90,484	124,026
Increase in accrued income and other taxes	70,983	67,644
Increase in future insurance policy benefits and other	424,084	290,626
Increase in deferred insurance acquisition costs	(65,248)	(68,092)
Increase in marketable securities held in the life insurance business	(64,727)	(68,579)
Increase in other current assets	(25,633)	(25,948)
Increase in other current liabilities	189,524	167,892
Other	(21,572)	(98,203)
Net cash provided by operating activities	659,357	901,364

Cash flows from investing activities:
Payments for purchases of fixed assets	(189,780)	(230,008)
Proceeds from sales of fixed assets	15,095	13,463
Payments for investments and advances by financial services business	(671,982)	(808,017)
Payments for investments and advances (other than financial services business)	(16,526)	(40,930)
Proceeds from sales or return of investments and collections of advances by financial services business	256,652	216,013
Proceeds from sales or return of investments and collections of advances (other than financial services business)	5,404	2,705
Payment for EMI Music Publishing acquisition, net of cash acquired	–	(244,197)
Proceeds from sales of businesses	44,624	–
Proceeds related to sales of Spotify Technology S.A. Shares	–	82,467
Other	(10,767)	(26,497)
Net cash used in investing activities	(567,280)	(1,035,001)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	92,833	70,958
Payments of long-term debt	(20,570)	(378,047)
Increase in short-term borrowings, net	72,913	180,467
Increase in deposits from customers in the financial services business, net	154,374	205,990
Dividends paid	(27,750)	(38,081)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	–	(32,041)
Other	(6,612)	(33,420)
Net cash provided by (used in) financing activities	265,188	(24,174)

Effect of exchange rate changes on cash and cash equivalents, including restricted	10,179	49,499

Net increase (decrease) in cash and cash equivalents, including restricted	367,444	(108,312)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	968,624	1,592,938

Cash and cash equivalents, including restricted, at end of the period	1,336,068	1,484,626

Less - restricted cash and cash equivalents, included in other current assets and other assets	7,143	3,810
Cash and cash equivalents at end of the period	¥1,328,925	¥1,480,816

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended December 31
Sales and operating revenue	2017	2018	Change
Game & Network Services
Customers	¥681,649	¥759,109	¥	+77,460
Intersegment	36,317	31,504		-4,813
Total	717,966	790,613		+72,647
Music
Customers	214,267	205,287		-8,980
Intersegment	4,162	4,063		-99
Total	218,429	209,350		-9,079
Pictures
Customers	260,050	276,340		+16,290
Intersegment	267	397		+130
Total	260,317	276,737		+16,420
Home Entertainment & Sound
Customers	429,604	388,705		-40,899
Intersegment	243	119		-124
Total	429,847	388,824		-41,023
Imaging Products & Solutions
Customers	179,112	185,636		+6,524
Intersegment	1,990	2,357		+367
Total	181,102	187,993		+6,891
Mobile Communications
Customers	215,141	134,978		-80,163
Intersegment	2,402	2,243		-159
Total	217,543	137,221		-80,322
Semiconductors
Customers	218,303	201,469		-16,834
Intersegment	32,627	28,858		-3,769
Total	250,930	230,327		-20,603
Financial Services
Customers	371,498	161,630		-209,868
Intersegment	1,773	1,956		+183
Total	373,271	163,586		-209,685
All Other
Customers	96,611	86,466		-10,145
Intersegment	11,971	14,885		+2,914
Total	108,582	101,351		-7,231
Corporate and elimination	(85,670)	(84,197)		+1,473
Consolidated total	¥2,672,317	¥2,401,805		¥-270,512

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the Imaging Products & Solutions (“IP&S”) segment and the Mobile Communications (“MC”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended December 31
Operating income (loss)	2017	2018	Change
Game & Network Services	¥85,364	¥73,082		¥-12,282
Music	39,342	147,096		+107,754
Pictures	10,489	11,588		+1,099
Home Entertainment & Sound	46,213	47,474		+1,261
Imaging Products & Solutions	25,982	34,241		+8,259
Mobile Communications	15,801	(15,502)		-31,303
Semiconductors	60,558	46,510		-14,048
Financial Services	56,287	37,894		-18,393
All Other	2,255	6,104		+3,849
Total	342,291	388,487		+46,196
Corporate and elimination	8,546	(11,499)		-20,045
Consolidated total	¥350,837	¥376,988	¥	+26,151

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year decrease in expenses, composed primarily of 6.1 billion yen in the Home Entertainment & Sound (“HE&S”) segment, is included for the three months ended December 31, 2018. However, because an increase in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the three months ended December 31, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

(Business Segments)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue	2017	2018	Change
Game & Network Services
Customers	¥1,418,955	¥1,744,843	¥	+325,888
Intersegment	80,277	67,936		-12,341
Total	1,499,232	1,812,779		+313,547
Music
Customers	582,180	583,289		+1,109
Intersegment	11,387	11,388		+1
Total	593,567	594,677		+1,110
Pictures
Customers	709,458	691,588		-17,870
Intersegment	673	1,101		+428
Total	710,131	692,689		-17,442
Home Entertainment & Sound
Customers	986,839	935,158		-51,681
Intersegment	808	691		-117
Total	987,647	935,849		-51,798
Imaging Products & Solutions
Customers	488,399	509,742		+21,343
Intersegment	5,058	6,344		+1,286
Total	493,457	516,086		+22,629
Mobile Communications
Customers	564,025	380,218		-183,807
Intersegment	6,746	7,331		+585
Total	570,771	387,549		-183,222
Semiconductors
Customers	584,389	601,066		+16,677
Intersegment	99,165	85,946		-13,219
Total	683,554	687,012		+3,458
Financial Services
Customers	950,292	846,363		-103,929
Intersegment	5,363	5,881		+518
Total	955,655	852,244		-103,411
All Other
Customers	286,307	238,139		-48,168
Intersegment	44,335	35,254		-9,081
Total	330,642	273,393		-57,249
Corporate and elimination	(231,695)	(214,089)		+17,606
Consolidated total	¥6,592,961	¥6,538,189		¥-54,772

G&NS intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the G&NS segment, the IP&S segment and the MC segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Nine months ended December 31
Operating income (loss)	2017	2018	Change
Game & Network Services	¥157,847	¥247,154	¥	+89,307
Music	96,878	210,701		+113,823
Pictures	8,688	27,522		+18,834
Home Entertainment & Sound	93,183	89,322		-3,861
Imaging Products & Solutions	68,056	82,131		+14,075
Mobile Communications	16,964	(56,074)		-73,038
Semiconductors	165,370	123,575		-41,795
Financial Services	139,109	117,635		-21,474
All Other	(6,004)	11,440		+17,444
Total	740,091	853,406		+113,315
Corporate and elimination	(27,415)	(41,901)		-14,486
Consolidated total	¥712,676	¥811,505	¥	+98,829

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Beginning from the first quarter of the fiscal year ending March 31, 2019, a change has been made to the calculation method used for allocating indirect expenses incurred by sales companies to the segments every quarter. As a result of this change, a year-on-year decrease in expenses, composed primarily of 3.1 billion yen in the HE&S segment, is included for the nine months ended December 31, 2018. However, because an increase in expenses totaling the same amount is included in Corporate and elimination, this change has no impact on consolidated operating income for the nine months ended December 31, 2018. Additionally, because increases and decreases in expenses per quarter for each segment resulting from this change in the calculation method will be offset by the increases and decreases in expenses in other quarters for that segment throughout the current year, this change will also have no impact on operating income (loss) for each segment, or for Corporate and elimination, for the fiscal year ending March 31, 2019.

(Sales to Customers by Product Category)

The following tables include a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5 and F-6.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in these tables is useful to investors in understanding sales by product category.

	(Millions of yen)
	Three months ended December 31
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥300,407	¥433,704	¥	+133,297
Hardware and Others	381,242	325,405		-55,837
Total	681,649	759,109		+77,460

Music
Recorded Music	128,239	117,350		-10,889
Music Publishing	18,334	30,374		+12,040
Visual Media and Platform	67,694	57,563		-10,131
Total	214,267	205,287		-8,980

Pictures
Motion Pictures	106,931	140,319		+33,388
Television Productions	82,227	64,426		-17,801
Media Networks	70,892	71,595		+703
Total	260,050	276,340		+16,290

Home Entertainment & Sound
Televisions	301,476	264,258		-37,218
Audio and Video	127,303	123,481		-3,822
Other	825	966		+141
Total	429,604	388,705		-40,899

Imaging Products & Solutions
Still and Video Cameras	121,156	122,767		+1,611
Other	57,956	62,869		+4,913
Total	179,112	185,636		+6,524

Mobile Communications	215,141	134,978		-80,163

Semiconductors	218,303	201,469		-16,834

Financial Services	371,498	161,630		-209,868

All Other	96,611	86,466		-10,145

Corporate	6,082	2,185		-3,897
Consolidated total	¥2,672,317	¥2,401,805		¥-270,512

(Sales to Customers by Product Category)
	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2017	2018	Change

Game & Network Services
Network	¥718,695	¥1,068,354	¥	+349,659
Hardware and Others	700,260	676,489		-23,771
Total	1,418,955	1,744,843		+325,888

Music
Recorded Music	337,238	322,552		-14,686
Music Publishing	54,693	71,274		+16,581
Visual Media and Platform	190,249	189,463		-786
Total	582,180	583,289		+1,109

Pictures
Motion Pictures	302,005	318,221		+16,216
Television Productions	201,514	178,323		-23,191
Media Networks	205,939	195,044		-10,895
Total	709,458	691,588		-17,870

Home Entertainment & Sound
Televisions	700,403	642,513		-57,890
Audio and Video	284,664	290,271		+5,607
Other	1,772	2,374		+602
Total	986,839	935,158		-51,681

Imaging Products & Solutions
Still and Video Cameras	326,362	339,057		+12,695
Other	162,037	170,685		+8,648
Total	488,399	509,742		+21,343

Mobile Communications	564,025	380,218		-183,807

Semiconductors	584,389	601,066		+16,677

Financial Services	950,292	846,363		-103,929

All Other	286,307	238,139		-48,168

Corporate	22,117	7,783		-14,334
Consolidated total	¥6,592,961	¥6,538,189		¥-54,772

In the G&NS segment, Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices.  In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated
	March 31	December 31	March 31	December 31	March 31	December 31
	2018	2018	2018	2018	2018	2018
ASSETS
Current assets:
Cash and cash equivalents	¥393,133	¥469,969	¥1,193,196	¥1,010,847	¥1,586,329	¥1,480,816
Marketable securities	1,176,601	1,199,327	–	–	1,176,601	1,199,327
Notes and accounts receivable, trade and contract assets	15,612	16,467	1,003,558	1,354,803	1,012,779	1,366,074
Inventories	–	–	692,937	676,051	692,937	676,051
Other receivables	60,819	66,106	130,393	174,559	190,706	240,516
Prepaid expenses and other current assets	137,539	153,188	379,893	366,248	516,744	518,748
Total current assets	1,783,704	1,905,057	3,399,977	3,582,508	5,176,096	5,481,532
Film costs	–	–	327,645	414,428	327,645	414,428
Investments and advances	10,560,933	11,182,422	272,545	325,576	10,756,058	11,452,109
Investments in Financial Services, at cost	–	–	133,514	153,968	–	–
Property, plant and equipment	22,424	23,101	715,760	733,403	739,470	757,790
Other assets:
Intangibles, net	34,622	37,877	492,546	886,522	527,168	924,399
Goodwill	7,225	7,225	523,267	755,183	530,492	762,408
Deferred insurance acquisition costs	586,670	594,940	–	–	586,670	594,940
Deferred income taxes	1,684	3,491	95,088	197,835	96,772	201,326
Other	33,267	32,455	295,650	304,491	325,167	333,208
	663,468	675,988	1,406,551	2,144,031	2,066,269	2,816,281
Total assets	¥13,030,529	¥13,786,568	¥6,255,992	¥7,353,914	¥19,065,538	¥20,922,140

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥433,119	¥613,281	¥288,496	¥229,007	¥721,615	¥842,288
Notes and accounts payable, trade	–	–	468,550	597,499	468,550	597,499
Accounts payable, other and accrued expenses	37,479	30,334	1,477,875	1,722,360	1,514,433	1,752,074
Accrued income and other taxes	19,401	22,258	126,504	186,394	145,905	208,652
Deposits from customers in the banking business	2,159,246	2,280,654	–	–	2,159,246	2,280,654
Other	181,467	187,562	435,996	478,671	610,792	660,819
Total current liabilities	2,830,712	3,134,089	2,797,421	3,213,931	5,620,541	6,341,986
Long-term debt	205,373	215,862	421,817	336,921	623,451	549,045
Accrued pension and severance costs	33,062	33,698	361,442	351,842	394,504	385,540
Deferred income taxes	342,405	328,669	107,458	155,665	449,863	484,334
Future insurance policy benefits and other	5,221,772	5,520,203	–	–	5,221,772	5,520,203
Policyholders’ account in the life insurance business	2,820,702	2,902,319	–	–	2,820,702	2,902,319
Other	17,778	15,268	284,270	290,455	278,338	283,095
Total liabilities	11,471,804	12,150,108	3,972,408	4,348,814	15,409,171	16,466,522
Redeemable noncontrolling interest	–	–	9,210	8,490	9,210	8,490
Equity:
Stockholders’ equity of Financial Services	1,557,062	1,634,630	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	2,173,128	2,903,914	–	–
Sony Corporation’s stockholders’ equity	–	–	–	–	2,967,366	3,780,803
Noncontrolling interests	1,663	1,830	101,246	92,696	679,791	666,325
Total equity	1,558,725	1,636,460	2,274,374	2,996,610	3,647,157	4,447,128
Total liabilities and equity	¥13,030,529	¥13,786,568	¥6,255,992	¥7,353,914	¥19,065,538	¥20,922,140

Condensed Statements of Income

	(Millions of yen)
	Three months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥373,271	¥163,586	¥–	¥–	¥371,498	¥161,630
Net sales and operating revenue	–	–	2,302,607	2,241,980	2,300,819	2,240,175
	373,271	163,586	2,302,607	2,241,980	2,672,317	2,401,805

Cost of sales	–	–	1,611,178	1,584,529	1,607,962	1,581,376
Selling, general and administrative	–	–	414,105	428,677	415,532	430,025
Financial services expenses	317,177	125,712	–	–	315,404	123,756
Other operating (income) expense, net	58	12	(13,177)	(112,821)	(13,119)	(112,809)
	317,235	125,724	2,012,106	1,900,385	2,325,779	2,022,348

Equity in net income (loss) of affiliated companies	251	32	4,048	(2,501)	4,299	(2,469)

Operating income	56,287	37,894	294,549	339,094	350,837	376,988

Other income (expenses), net	–	(19)	(7,718)	(36,439)	(7,718)	(36,458)

Income before income taxes	56,287	37,875	286,831	302,655	343,119	340,530

Income taxes	16,224	10,576	12,008	(111,298)	28,234	(100,723)

Net Income	40,063	27,299	274,823	413,953	314,885	441,253

Less - Net income attributable to noncontrolling interests	55	71	4,138	2,707	18,988	12,291

Net income of Financial Services	¥40,008	¥27,228	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥270,685	¥411,246	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥295,897	¥428,962

	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018

Financial services revenue	¥955,655	¥852,244	¥–	¥–	¥950,292	¥846,363
Net sales and operating revenue	–	–	5,647,653	5,697,566	5,642,669	5,691,826
	955,655	852,244	5,647,653	5,697,566	6,592,961	6,538,189

Cost of sales	–	–	3,966,400	3,925,802	3,957,700	3,916,607
Selling, general and administrative	–	–	1,155,475	1,173,459	1,159,190	1,176,915
Financial services expenses	816,330	734,128	–	–	810,967	728,246
Other operating (income) expense, net	34	51	(40,165)	(99,802)	(40,131)	(99,751)
	816,364	734,179	5,081,710	4,999,459	5,887,726	5,722,017

Equity in net income (loss) of affiliated companies	(182)	(430)	7,623	(4,237)	7,441	(4,667)

Operating income	139,109	117,635	573,566	693,870	712,676	811,505

Other income (expenses), net	–	(55)	(7,025)	104,007	(22,098)	87,509

Income before income taxes	139,109	117,580	566,541	797,877	690,578	899,014

Income taxes	40,050	32,506	98,430	1,262	138,481	33,767

Net Income	99,059	85,074	468,111	796,615	552,097	865,247

Less - Net income attributable to noncontrolling interests	139	184	7,753	6,396	44,477	36,837

Net income of Financial Services	¥98,920	¥84,890	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥460,358	¥790,219	¥–	¥–

Net income attributable to Sony Corporation's stockholders	¥–	¥–	¥–	¥–	¥507,620	¥828,410

Condensed Statements of Cash Flows

			(Millions of yen)
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2017	2018	2017	2018	2017	2018
Cash flows from operating activities:
Net income (loss)	¥99,059	¥85,074	¥468,111	¥796,615	¥552,097	¥865,247
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	47,887	68,611	210,300	209,794	258,187	278,405
Amortization of film costs	–	–	259,709	232,138	259,709	232,138
Other operating (income) expense, net	33	51	(40,165)	(99,802)	(40,131)	(99,751)
(Gain) loss on marketable securities and securities investments, net	(109,675)	43,780	324	(80,130)	(109,351)	(36,350)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(3,165)	(855)	(484,877)	(287,995)	(488,285)	(290,046)
(Increase) decrease in inventories	–	–	(88,954)	7,252	(88,954)	7,252
(Increase) decrease in film costs	–	–	(279,082)	(296,276)	(279,082)	(296,276)
Increase (decrease) in notes and accounts payable, trade	–	–	90,484	124,026	90,484	124,026
Increase (decrease) in future insurance policy benefits and other	424,084	290,626	–	–	424,084	290,626
(Increase) decrease in deferred insurance acquisition costs	(65,248)	(68,092)	–	–	(65,248)	(68,092)
(Increase) decrease in marketable securities held in the life insurance business	(64,727)	(68,579)	–	–	(64,727)	(68,579)
Other	(32,631)	(37,890)	241,998	(603)	210,574	(37,236)
Net cash provided by (used in) operating activities	295,617	312,726	377,848	605,019	659,357	901,364

Cash flows from investing activities:
Payments for purchases of fixed assets	(10,553)	(13,849)	(179,240)	(216,169)	(189,780)	(230,008)
Payments for investments and advances	(671,982)	(808,017)	(16,456)	(40,930)	(688,508)	(848,947)
Proceeds from sales or return of investments and collections of advances	257,582	216,013	5,404	85,172	262,056	301,185
Other	157	246	48,801	(257,479)	48,952	(257,231)
Net cash provided by (used in) investing activities	(424,796)	(605,607)	(141,491)	(429,406)	(567,280)	(1,035,001)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	157,271	189,714	(12,094)	(316,339)	145,176	(126,622)
Increase (decrease) in deposits from customers, net	154,374	205,990	–	–	154,374	205,990
Dividends paid	(23,921)	(26,100)	(27,750)	(38,081)	(27,750)	(38,081)
Other	457	113	1,750	(55,840)	(6,612)	(65,461)
Net cash provided by (used in) financing activities	288,181	369,717	(38,094)	(410,260)	265,188	(24,174)

Effect of exchange rate changes on cash and cash equivalents	–	–	10,179	49,499	10,179	49,499

Net increase (decrease) in cash and cash equivalents, including restricted	159,002	76,836	208,442	(185,148)	367,444	(108,312)
Cash and cash equivalents, included restricted, at beginning of the fiscal year	268,382	393,133	700,242	1,199,805	968,624	1,592,938
Cash and cash equivalents, including restricted, at end of the period	427,384	469,969	908,684	1,014,657	1,336,068	1,484,626
Less - restricted cash and cash equivalents, included in other current assets and other assets	–	–	7,143	3,810	7,143	3,810
Cash and cash equivalents at end of the period	¥427,384	¥469,969	¥901,541	¥1,010,847	¥1,328,925	¥1,480,816

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Revenue from contracts with customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 addressing revenue recognition which superseded the previous revenue recognition requirements, including most industry-specific guidance.  The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Sony adopted the updated guidance from fiscal year beginning April 1, 2018 on a modified retrospective method.  Under this method, Sony applied the new guidance to all open contracts existing as of April 1, 2018, recognizing in beginning retained earnings an adjustment for the cumulative effect of the change.
Although the adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position, there are several areas where Sony’s revenue recognition changed as compared with historical U.S. GAAP.  The more significant of these areas are as follows:
In the Pictures segment, (1) licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized at a later point in time, which is when the licensee can use and benefit from the content, instead of when the agreement is renewed or extended, and (2) licensing revenue associated with minimum guarantees for symbolic intellectual property (e.g., brands, trademarks and logos) is recognized over the license term instead of at the inception of the license term.
In the MC segment, the incremental costs of obtaining contracts for the internet-related service business are recognized as assets and amortized to expense over the contract period.
In addition, the ASU changed the presentation of certain items in the consolidated financial statements, such as sales returns, with no impact to the timing of the recognition of revenue or expense.

Recognition and measurement of financial assets and financial liabilities
In January 2016, the FASB issued ASU 2016-01 amending various aspects of the recognition, measurement, presentation, and disclosure requirements for financial instruments.  The changes mainly relate to the requirement to measure equity investments in unconsolidated subsidiaries, other than those accounted for under the equity method of accounting, at fair value with changes in fair value recognized in earnings.  However, this ASU permits entities to elect to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  This ASU is effective for Sony as of April 1, 2018.  As a result of the adoption of this ASU, Sony reclassified 15,526 million yen in the unrealized gains and losses, net of tax, on equity securities previously classified as available-for-sale, from accumulated other comprehensive income to retained earnings.  In addition, changes in value due to the revaluation of equity securities held in the Financial Services segment at the end of the period are recorded in financial services revenue, and changes in value due to the revaluation of equity securities held in all segments other than the Financial Services segment are recorded in gain on equity securities, net in the consolidated statement of income.

       Intra-entity transfers of assets other than inventory
In October 2016, the FASB issued ASU 2016-16, which amends the accounting for income taxes.  This update requires recognition of the income tax consequences of an intra-entity transfer of assets other than inventory when the transfer occurs.  Under historical U.S. GAAP, the income tax consequences for asset transfers other than inventory could not be recognized until the asset was sold to a third party.  This ASU is required to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption.  This ASU is effective for Sony as of April 1, 2018.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Changes to the opening balances resulting from the adoption of the above new guidance were as follows:
	Yen in millions
	March 31, 2018	Impact of Adoption			April 1, 2018
		ASU2014-09	ASU2016-01	ASU2016-16
ASSETS
Current assets:
Notes and accounts receivable, trade	1,061,442	(2,993)	–	–	1,058,449
Allowance for doubtful accounts and sales returns *	(48,663)	25,114	–	–	(23,549)
Inventories	692,937	(12,404)	–	–	680,533
Other receivables	190,706	9,628	–	–	200,334
Prepaid expenses and other current assets	516,744	(5,520)	–	–	511,224
Film costs	327,645	7,647	–	–	335,292
Other assets:
Deferred income taxes	96,772	(326)	–	–	96,446
Other	325,167	1,068	–	–	326,235
Total assets	19,065,538	22,214	–	–	19,087,752
LIABILITIES
Current liabilities:
Accounts payable, other and accrued expenses	1,514,433	(3,290)	–	–	1,511,143
Other *	610,792	31,777	–	–	642,569
Deferred income taxes	449,863	–	–	(14,680)	435,183
Other	278,338	10,525	–	–	288,863
Total liabilities	15,409,171	39,012	–	(14,680)	15,433,503
EQUITY
Retained earnings	1,440,387	(16,798)	15,526	9,248	1,448,363
Accumulated other comprehensive income	(616,746)	–	(15,526)	–	(632,272)
Noncontrolling interests	679,791	–	–	5,432	685,223
Total equity	3,647,157	(16,798)	–	14,680	3,645,039
Total liabilities and equity	19,065,538	22,214	–	–	19,087,752
* Under the new guidance, Sony presents sales returns as a liability instead of as a contra-asset allowance.  Accordingly, Sony changed the presentation from “Allowance for doubtful accounts and sales returns” to “Allowance for doubtful accounts” on the consolidated  balance sheet.

Restricted Cash
In November 2016, the FASB issued ASU 2016-18, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents in the statement of cash flows.  This ASU also requires entities to disclose how the statement of cash flows that includes restricted cash and restricted cash equivalents with cash and cash equivalents reconciles to the balance sheet.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

       Presentation of net periodic pension and postretirement benefit costs
In March 2017, the FASB issued ASU 2017-07, which requires separate presentation of service costs and other components of net benefit costs.  The service costs will only be presented with other employee compensation costs in operating income or capitalized, while the other components of net benefit costs will be presented outside of operating income, and will not be eligible for capitalization.  This ASU is effective for Sony as of April 1, 2018.  This ASU is required to be applied on a retrospective basis for the presentation of service costs and other components of net benefit costs, and on a prospective basis for the capitalization of only the service costs component of net benefit costs.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of December 31, 2018, Sony had 1,554 consolidated subsidiaries (including variable interest entities) and 130 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,264,083	1,269,243
— Diluted	1,292,615	1,296,840

	(Thousands of shares)
	Nine months ended December 31
Net income attributable to Sony Corporation’s stockholders	2017	2018
— Basic	1,263,485	1,268,455
— Diluted	1,291,497	1,296,639

The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2017 and 2018 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The HE&S segment includes Televisions as well as Audio and Video businesses.  The IP&S segment includes the Still and Video Cameras business.  The MC segment includes the manufacture and sales of mobile phones and Internet-related service businesses.  The Semiconductors segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the overseas disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

   (Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2017 have been made to conform to the presentation for the three and nine months ended December 31, 2018.

(Spotify Technology S.A. Shares)
On April 3, 2018, Spotify Technology S.A. (“Spotify”) was publicly listed for trading on the New York Stock Exchange.  Sony owned 5.707% of Spotify’s shares at the time of the public listing.
During the nine months ended December 31, 2018, Sony sold a portion of the shares for aggregate consideration of 82,616 million yen (768 million U.S. dollars) in cash proceeds.  The sale of shares, offset by costs to be paid to its artists and distributed labels and other transaction costs which directly related to the gains recognized from the Spotify shares, resulted in a net pre-tax realized gain of 54,179 million yen (504 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.  The payments to its artists and distributed labels are included within other in the investing activities section of the consolidated statement of cash flows.
The remaining shares retained as of December 31, 2018 have a gross fair value of 64,558 million yen (582 million U.S. dollars), and resulted in a pre-tax unrealized gain, net of costs to be paid to its artists and distributed labels and other costs which directly related to the gains recognized from the Spotify shares, of 38,363 million yen (365 million U.S. dollars) recorded in gain on equity securities, net in the consolidated statement of income.

(Reversal of valuation allowances of Sony Americas Holding Inc. and its U.S. consolidated tax filing group)
Sony provides a valuation allowance for its deferred tax assets, which includes net operating losses, temporary differences and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.  As of December 31, 2018, Sony Americas Holding Inc. and its U.S. consolidated tax filing group has continued its profitable trend, primarily as a result of the G&NS segment and the Music segment.  Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended December 31, 2018, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in the U.S., primarily, net operating losses, temporary differences and certain tax credits, and recorded a tax benefit of 154,201 million yen.  Valuation allowances continue to be recorded on the remaining U.S. deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

(Acquisition of EMI Music Publishing)
On November 14, 2018, Sony Corporation of America, Sony’s wholly-owned subsidiary, completed the acquisition of the entirety of the approximately 60% equity interest held by the investor consortium led by the Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, for the equity purchase price of 257,168 million yen (2,269 million U.S. dollars), which includes payments related to warrants and management equity plans.  Sony paid all the consideration in cash upon the acquisition.  As a result of this acquisition, EMI has become a wholly-owned subsidiary of Sony.  This acquisition aims to allow Sony to build upon its music publishing library by providing the company with full ownership of the EMI music publishing catalog which was being administered by Sony’s wholly-owned music publishing subsidiary, Sony/ATV Music Publishing.  Sony’s consolidated income statements for both the three and nine months ended December 31, 2018 include revenue and operating income of 10,451 million yen (93 million U.S. dollars) and 1,910 million yen (17 million U.S. dollars), respectively, attributable to EMI since the date of acquisition.

Prior to the acquisition, Sony’s interest in EMI was accounted for under the equity method of accounting.  As a result of Sony obtaining a controlling interest in EMI, Sony consolidated EMI using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed and residual goodwill of EMI.  Sony remeasured the approximately 40% equity interest in EMI that Sony already owned prior to the acquisition at a fair value of 141,141 million yen (1,245 million U.S. dollars) which resulted in the recognition of a non-cash gain of 116,939 million yen (1,032 million U.S. dollars) recorded in other operating income, net for the three months ended December 31, 2018.  Sony did not record any tax expense or deferred tax liability corresponding to this gain.  Sony also assumed EMI’s existing interest-bearing debt of 148,621 million yen (1,311 million U.S. dollars) as a result of this acquisition, of which 108,942 million yen (961 million U.S. dollars) was repaid immediately from Sony’s existing cash.

The following table summarizes the fair values assigned to the assets and liabilities of EMI that were recorded in the Music segment. The purchase price allocation as of the date of the acquisition is based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.  The primary areas of the purchase price allocation that are not yet finalized are related to the identifiable intangible assets, income taxes and residual goodwill.

Yen in millions
Cash and cash equivalents	12,971
Notes and accounts receivable, trade	32,287
Prepaid expenses and other current assets	10,746
Securities investments and other	1,478
Intangibles	424,954
Goodwill	226,932
Other	10,009
Total assets	719,377
Notes and accounts payable, trade	1,731
Accounts payable, other and accrued expenses	69,140
Accrued income and other taxes	2,723
Long-term debt	148,621
Accrued pension and severance costs	1,947
Deferred income taxes	91,338
Other	5,564
Total liabilities	321,064

Intangibles mainly consists of music publishing catalogues with weighted average amortization periods of 34 years. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes.  The goodwill recorded in connection with this acquisition is included in the Music segment.

The following supplemental pro forma financial information presents the combined results of operations of Sony and EMI as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2018:

	Yen in millions, Yen per share amounts
	Nine months ended December 31
	2017	2018
Net sales	6,644,342	6,593,588
Operating income	825,051	712,554
Net income attributable to Sony Corporation’s stockholders	596,768	723,520
Per share data:
— Basic EPS	472.32	570.39
— Diluted EPS	462.07	558.00

The supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2018 and should not be taken as indicative of Sony’s future consolidated net income attributable to Sony Corporation’s stockholders.  The supplemental pro forma financial information includes the elimination of equity in net income and consolidation of EMI, the adjustment of the gain from the remeasurement of the previously owned equity interest, incremental intangible asset amortization, net of the related tax effects and the adjustments of expenses incurred in relation to warrants and management equity plans.

Outlook for the Fiscal Year Ending March 31, 2019

The forecast for consolidated results for the fiscal year ending March 31, 2019, as announced on October 30, 2018, has been revised as follows:

	(Billions of yen)
	March 31, 2018 Results	October Forecast	February Forecast	Change from October Forecast
Sales and operating revenue	¥8,544.0	¥8,700	¥8,500	-¥200 billion	-2.3%
Operating income	734.9	870	870	-	-
Income before income taxes	699.0	975	950	-¥25 billion	-2.6%
Net income attributable to Sony Corporation’s stockholders	490.8	705	835	+¥130 billion	+18.4%

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the three months ending March 31, 2019	(For your reference)
Assumed foreign exchange rates for the fiscal year ending March 31, 2019 at the time of the October forecast
1 U.S. dollar	approximately 111 yen	approximately 112 yen
1 Euro	approximately 127 yen	approximately 132 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2019 are expected to be lower than the October forecast mainly due to lower-than-expected sales in the Financial Services segment, the Semiconductors segment, the Mobile Communications (“MC”) segment and the Imaging Products & Solutions (“IP&S”) segment.

Consolidated operating income is expected to remain unchanged from the October forecast.  Although a decrease in operating income is expected in the Financial Services and Semiconductors segments, this decrease was previously included in the allocation for contingencies incorporated into the October forecast for All Other, Corporate and elimination.  Therefore, the impact of this expected decrease in operating income has been offset by the reduction in allocations for contingencies incorporated into the February forecast.

Restructuring charges for the Sony Group are expected to be approximately 27 billion yen in the fiscal year ending March 31, 2019, which remains unchanged from the October forecast, compared to 22.4 billion yen in the fiscal year ended March 31, 2018.  Restructuring charges are recorded as an operating expense included in the forecast for operating income.

Income before income taxes is expected to be 950 billion yen, which is lower than the October forecast.  This expected decrease is primarily due to a higher-than-expected loss on equity securities, net, for the fiscal year compared with the October forecast, resulting from a higher-than-expected loss during the current quarter.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the October forecast, despite the above-mentioned expected decrease in income before income taxes, due to the reversal of valuation allowances against a significant portion of deferred tax assets in the U.S. consolidated tax group in the three months ended December 31, 2018, resulting in a tax benefit being recorded during the current quarter.

The forecast for each business segment for the fiscal year ending March 31, 2019 has been revised as follows:
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	(Billions of yen)
	March 31, 2018 Results	October Forecast	February Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥1,943.8	¥2,350	¥2,350
Operating income	177.5	310	310
Music
Sales and operating revenue	800.0	820	820
Operating income	127.8	230	230
Pictures
Sales and operating revenue	1,011.1	1,000	1,000
Operating income	41.1	50	50
Home Entertainment & Sound (HE&S)
Sales and operating revenue	1,222.7	1,150	1,150
Operating income	85.8	86	86
Imaging Products & Solutions (IP&S)
Sales and operating revenue	655.9	680	670
Operating income	74.9	81	81
Mobile Communications (MC)
Sales and operating revenue	723.7	510	490
Operating loss	(27.6)	(95)	(95)
Semiconductors
Sales and operating revenue	850.0	910	870
Operating income	164.0	140	130
Financial Services
Financial services revenue	1,228.4	1,270	1,180
Operating income	178.9	170	160
All Other, Corporate and elimination
Operating loss	(87.6)	(102)	(82)
Consolidated
Sales and operating revenue	8,544.0	8,700	8,500
Operating income	734.9	870	870

Imaging Products & Solutions
Sales are expected to be lower than the October forecast primarily due to an expected decrease in compact digital camera unit sales.  The forecast for operating income remains unchanged from the October forecast despite the above-mentioned decrease in sales, due to an expected improvement in product mix reflecting a shift to high value-added models, as well as expected reductions in operating costs.

Mobile Communications
Sales are expected to be lower than the October forecast due to a downward revision of smartphone unit sales mainly in Japan, Europe and East Asia.  The forecast for operating loss remains unchanged from the October forecast despite the above-mentioned downward revision in sales, mainly due to expected further reductions in operating costs.

Semiconductors
Both sales and operating income are expected to be lower than the October forecast primarily due to lower-than-expected unit sales of image sensors for mobile products and for factory automation and surveillance cameras, partially offset by an expected improvement in the product mix of image sensors for mobile products.

Financial Services
Financial Services revenue is expected to be lower than the October forecast primarily due to a deterioration in investment performance in the separate accounts at Sony Life Insurance Co. Ltd. (“Sony Life”).  Operating income is expected to be lower than the October forecast primarily due to the recording of a loss on the valuation of investment securities in the general account at Sony Life, as well as the recording of a loss on the valuation of securities at Sony Bank Inc. (“Sony Bank”).

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecasts for sales and operating income for the G&NS, Music, Pictures and HE&S segments remain unchanged from the October forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.
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Notes about Financial Performance of the Music, Pictures and Financial Services segments

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, resulting in EMI becoming a wholly-owned subsidiary of Sony.  Financial results of EMI included in the Music segment include Sony’s equity earnings (loss) in EMI from April 1 through November 13, 2018 and sales and operating income (loss) of EMI from November 14, 2018 through December 31, 2018, as well as a non-cash gain recorded as a result of the remeasurement to fair value of the approximately 40% equity interest in EMI that Sony owned prior to the acquisition.

The Music segment results include the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing and the above-mentioned EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life., Sony Assurance Inc. and Sony Bank.  The results of SFH and its consolidated subsidiaries discussed in the Financial Services segment differ from the results that these companies disclose separately on a Japanese statutory basis.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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